September 20, 2013

VIA EDGAR

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Sonora Resources Corporation
Amendment No. 2 to Form 10-K for Fiscal Year Ended November 30, 2012 Filed August 16, 2013
Response dated August 16, 2013
File No. 0-54268

Dear Mr. Thompson:

Reference is made to the Staff’s comment letter dated September 3, 2013 (the “Staff’s Letter”) to Sonora Resources Corporation (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Amendment No. 2 to Form 10-K for fiscal year ended November 30, 2012, filed with the SEC on August 16, 2013 (the Amended Form 10-K).

Item 15.  Exhibits, Financial Statement Schedules, page 40

1.
We reviewed your response to comment 8 in our letter dated July 29, 2013.  We note that you have an effective Registration Statement on Form S-8 filed April 14, 2011.  As previously requested, please file the consent of your independent registered public accountant to the use of its report incorporated by reference in Form S-8 or tell us why the consent is not required.

On September 24, 2013, the Company will file a Post-Effective Amendment No. 1 to Form S-8 which includes the consent of our independent registered public accountant.

Report of Independent Registered Public Accounting Firm, page F-1

2.	We reviewed your response to comment 9 in our letter dated August 7, 2013 and the revised audit report. The audit report still makes reference to the work of other auditors for the period from inception through November 30, 2010. As previously requested, please have your auditor revise its report to remove the reference to the work of other auditors for the cumulative period from inception through November 30, 2010.

The amended Form 10K/A3, which was filed with the SEC on September 20, 2013 reflects a revised audit report.

The registrant acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (206) 979-9953 with any questions.

Sincerely,

Sonora Resources Corporation

/s/ Mark Scott
Mark Scott,
CFO

cc.	Yolanda Guobadia, Securities and Exchange Commission
James F. Biagi, Jr., Fifth Avenue Law Group, PLLC